

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Kenneth Rice
Chief Operating Officer and Chief Financial Officer
Meta Materials Inc.
1 Research Drive
Dartmouth, Nova Scotia B2Y 4M9

      Re: Meta Materials Inc.
          Registration Statement on Form S-3
          Filed July 22, 2022
          File No. 333-266276

Dear Mr. Rice:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing

cc: Martin Waters